June 14, 2006

Industrial Development Bank Ltd

Dear Sirs,

Re: Amendment of Additional Conditions for Granting Credits

Pursuant to Section 11.2 of the Additional Conditions for Granting Credits dated November 30, 2000, as amended (the “Additional Conditions”) and the Convertible Debenture Agreement dated November 30, 2000, as amended (the “CD”; the Additional Conditions and the CD, the “Loan Documents”), we hereby confirm our agreement to the amendment of the Loan Documents as follows:

All capitalized terms used herein not otherwise defined shall have the meaning ascribed to them in the Loan Documents.

1.
e-SIM LTD (The “Borrower” ) shall sell to Sky Mobilemedia Inc. (“Buyer”), by not later than August 31, 2006 (the “Final Sale Date” (or such later date requested by Buyer and approved by Borrower but in any event not later than October 31, 2006, such date, the “The Extended Final Sale Date”) all or substantially all of its assets (“Assets”) and (“Asset Sale”) in consideration for an aggregate amount of not less than $11,000,000 (eleven million US dollars) (“The Purchase Consideration”). From said amount of $11,000,000 (eleven million US dollars),no more than $6,000,000 (six million US dollars) will be paid in cash and the remaining amount of the Purchase Consideration will be paid in securities of the Buyer. Against the closing of the Asset Sale as stated above, fifty five percent (55%) of the Utilized Credit shall be repaid to the bank, within 7 (seven) days of the receipt of the cash component of the purchase price by the Borrower, as described above. From the remaining forty five percent (45%) of the Utilized Credit, the Bank shall purchase 495,833 Ordinary Shares of the Borrower, the payment whereof will be effected by a set-off against the Utilized Credit. The remaining amount of the Utilized Credit not deferred or repaid as per the foregoing, the Bank shall waive and forgive, and such amount shall be deemed repaid in full by the Borrower.

2.
In order to facilitate the receipt by the Borrower from the Buyer of a bridge loan prior to the Asset Sale, and notwithstanding any indebtedness of the Borrower to the Bank and any obligation to make payments to the Bank, the Bank hereby agrees and permits the Borrower to receive from the Buyer a bridge loan and to use the funds solely in the ordinary course of business. The Borrower may not use the funds received from the Borrower as a bridge loan, to repay the Bank any amount.

3.	All the remaining terms of the Additional Conditions and the CD shall remain operative and in effect without any change.

4.	The letter agreement signed by the Borrower and the Bank dated May 22, 2006, is hereby canceled, revoked and declared null and void and of no force and effect.

5.
Should Buyer fail to provide and make available to Borrower a bridge loan in an amount not less than $500,000 (five hundred US dollars) by no later than July 31, 2006, then, and in that event, this document shall automatically and immediately thereafter be canceled, revoked and be regarded as of no force and effect.

6.
In the event that the bridge loan was granted and made available to the Borrower by no later than July 31, 2006, but the Assets of the Borrower described in Section 1 above were not purchased by Buyer by the Final Sale Date or by the Extended Final Sale Date if operative, then this document shall automatically and immediately thereafter be canceled, revoked and be regarded as of no force and effect.

7.
The Bank hereby gives its consent (i) to the performance of the Asset Sale (ii) contingent on and concurrent with the sale of the Assets to the Buyer and conditional upon the payment of 55% of the Utilized Credit to the bank in accordance with Section 1 above, to cancel and remove all liens, pledges, charges and other encumbrances from the Borrower and its assets and (ii) to terminate and cancel, the CD, as amended from time to time, which shall then be of no further force and effect , except for the right to purchase shares of the Borrower.

Please confirm your agreement to the above amendments to the Loan Documents.

                            Yours sincerely,

e-SIM Ltd.

By:

Title:

We confirm our agreement to the above amendments to the Loan Documents.

Industrial Development Bank Ltd.

By:

Title:

We the Lenders hereby agree to the above